January 30, 2012

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs/Mesdames:

Re:	Student Transportation Inc.

We refer to the business acquisition report of Student Transportation Inc. (the “Company”) dated January 30, 2012, relating to the acquisition by Student Transportation of America, Inc., a wholly-owned indirect subsidiary of the Company, of Dairyland Bus, Inc., Dairyland-Hamilton, Inc., Lakeland Area Bus Service, Inc. and Lakeside Buses of Wisconsin, Inc. (collectively, the “Dairyland Group”).

We consent to the use, in the above mentioned business acquisition report, of our reports to the Stockholder of the Dairyland Group on the combined financial statements of Dairyland for the years ended April 30, 2011 and 2010 and on the interim combined financial statements of Dairyland for the six-month periods ended October 31, 2011 and 2010 (collectively, the “Financial Statements”). Our reports are each dated January 27, 2012.

We report that we have read the business acquisition report and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the Financial Statements upon which we have reported or that are within our knowledge as a result of our audit or review, as the case may be, of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibilities for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,